R.H. Daignault Law Corporation 1100 Melville Street, 6th Floor Vancouver, B.C., V6E 4A6, Canada Tel: 604.648.2511 Fax: 604.664.0671

MAIL STOP 3561

VIA EDGAR AND FAX U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549-3561 Attention: Regina Balderas	Direct: 604.648.0527 E-mail: rene@rhdlawcorp.com September 1, 2006 Matter No.: 5009
Dear Ms. Balderas:

Re:  CyPacific Trading Inc. (now known as Pacific Gold Entertainment Inc.) (the “Company”)
Form 20-F for Fiscal Year Ended April 30, 2005 - Registration Statement
Filed: October 31, 2005
File No. 333-107199

I am the legal counsel of the Company. Further to your comment letter dated March 16, 2006, the following are the Company’s responses to those comments. For convenience, the number of each response refers to the number of the comment in your letter.

Also, I confirm that I have filed this letter via EDGAR as a correspondence filing.

Form 20-F for the Fiscal Year Ended April 30, 2005

Controls and Procedures, page 20

1.	The Company has confirmed that the disclosure for this section will be revised in future filings to comply with the applicable regulations.

Exhibit 13

2.	The Company has confirmed that the certification will be revised in future filings to include the requisite language in order to comply with the requirements of Item 601(b)(31) of Regulation S-K.

I trust the above to be satisfactory. If you have any questions or require anything further please give me a call.

Yours truly,

R. H. Daignault Law Corp

Per: /s/ Rene H. Daignault

Rene Daignault
/rd
Enclosures

c: client